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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
NexPrise, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
262241102
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            262241102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership ("KPCB VIII") 77-0431351

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        26881V100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KPCB VIII Associates, L.P., a California limited partnership ("KPCB VIII Associates") 94-3240818

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        262241102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Brook H. Byers

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
142,525

		6	SHARED VOTING POWER

153,014 shares are directly held by KPCB Life Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB ZF II). KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII Founders Fund, L.P., a California limited partnership ("KPCB VIII FF"). KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates"), is the general partner of KPCB ZF II. Mr. Byers is a general partner of KPCB VIII Associates and KPCB VII Associates. Mr. Byers disclaims beneficial ownership of the shares held directly by KPCB ZF II.

		7	SOLE DISPOSITIVE POWER
142,525

		8	SHARED DISPOSITIVE POWER

153,014 shares are directly held by KPCB ZF II. KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF. KPCB VII Associates is the general partner of KPCB ZF II. Mr. Byers is a general partner of KPCB VIII Associates and KPCB VII Associates. Mr. Byers disclaims beneficial ownership of the shares held directly by KPCB ZF II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,539

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.6%

12	TYPE OF REPORTING PERSON
IN

Item 1

(a)	Name of Issuer:
NexPrise, Inc.

(b)	Address of Issuer's Principal Executive Offices:
1500 Plymouth Street Mountain View, CA 94043

Item 2

(a)	Name of Person Filing:
Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, KPCB VIII Associates, L.P., a California limited partnership Brook H. Byers

(b)	Address of Principal Business Office:
c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025

(c)	Citizenship:
The entities listed in 2(a) are California limited partnerships. The individual listed in 2(a) is a United States citizen.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
262241102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        Not Applicable

Item 4. Ownership.

        See rows 5-11 of cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Under certain circumstances set forth in the limited partnership agreements of KPCB VIII, KPCB VIII FF and KPCB ZF II, the general and limited partners of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of NexPrise, Inc. held by such entity. No such partner's rights relate to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certification.

        Not Applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2002

BROOK H. BYERS		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Brook H. Byers	Signature:	/s/ Brook H. Byers
	Brook H. Byers		Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A General Partner

EXHIBIT A

Agreement of Joint Filing

        The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002, containing the information required by Schedule 13G, for the securities of NexPrise, Inc., held by Kleiner Perkins Caufield & Byers VIII, L.P., a California limited partnership, and with respect to the general partner, such other holdings as may be reported therein.

Date:    February 14, 2002

BROOK H. BYERS		KPCB VIII ASSOCIATES, L.P., A CALIFORNIA LIMITED PARTNERSHIP
Signature:	/s/ Brook H. Byers	Signature:	/s/ Brook H. Byers
	Brook H. Byers		Brook H. Byers A General Partner
KLEINER PERKINS CAUFIELD & BYERS VIII, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB VIII Associates, L.P., a California Limited Partnership, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A General Partner

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SIGNATURES
EXHIBIT A Agreement of Joint Filing